Exhibit 5.9

our ref | MME/RAG 01 363840	your ref |	date | 11 February 2011
Novelis Inc.
3560 Lenox Road, Suite 2000
Atlanta, Georgia 30326
(the Addressee)
Dear Sirs,
In connection with the registration under the U.S. Securities Act of 1933 (the Securities Act) of: (a) $1,100,000,000 principal amount of 8.375% Senior Notes due 2017 (the 2017 Notes) of Novelis Inc., a corporation organised under the laws of Canada (the Issuer), to be issued in exchange for the Issuer’s outstanding 8.375% Senior Notes due 2017 and (b) $1,400,000,000 principal amount of 8.75% Senior Notes due 2020 (the 2020 Notes together with the 2017 Notes, the Notes) of the Issuer, to be issued in exchange for the Issuer’s outstanding 8.75% Senior Notes due 2020 each pursuant to an Indenture dated as of 17 December 2010 (the Indentures) among the Issuer, the subsidiaries of the Issuer party thereto including, but not limited to, Novelis Aluminium Holdings Company (the Company) (collectively, the Guarantors) and The Bank of New York Mellon Trust Company, N.A. as trustee (the Trustee) incorporating the guarantees provided by the Guarantors (the Guarantees), we, as legal advisors to the Company have examined each of the agreements listed in the schedule to this opinion (hereinafter referred to as the Agreements) and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.
1.	We express no opinion as to any matters falling to be determined other than under the laws of Ireland and, without reference to provisions of other laws imported by Irish private international law, in Ireland as of the date of this letter. Subject to that qualification and to the other qualifications set out herein, we are of the opinion that:
1.1.	the Company has been duly incorporated under the laws of Ireland and is a separate legal entity, subject to suit in its own name. Based only on searches carried out in the Irish Companies Registration Office and the Central Office of the High Court on the date hereof, the Company is validly existing under the laws of Ireland and no steps have been taken or are being taken to appoint a receiver, examiner or liquidator over it or to wind it up;
1.2.	the Indentures incorporating the Guarantees have been duly authorised, executed and delivered by the Company;
1.3.	the Guarantees have been duly authorised by the Company;
1.4.	the validity, legality and binding nature of the Company’s obligations under the Guarantees, which we understand, as a matter of New York law, have been or will be confirmed by the legal opinion of King & Spalding dated on or about the date hereof, will be recognised by the Irish courts in the following manner:
1.4.1.	in any proceedings taken in Ireland for the enforcement of the Guarantees, the choice of the law of the State of New York as the governing law of the contractual rights and obligations of the parties under the Guarantees would be upheld by the Irish Courts in accordance with and subject to the provisions of the Rome Convention on the Law Applicable to Contractual

Obligations unless it were considered contrary to public policy, illegal, or made in bad faith;
1.4.2.	in any proceedings taken in Ireland for the enforcement of the Guarantees, the choice of the law of the State of New York as the governing law of any non-contractual rights and obligations of the parties arising under and pursuant to the Guarantees would be upheld by the Irish Courts in accordance with and subject to the provisions of Regulation (EC) No 864/2007 on the Law Applicable to Non-Contractual Obligations;
1.4.3.	in any proceedings taken in Ireland for the enforcement of a judgment obtained against the Company in the courts of the State of New York (a Foreign Judgment) the Foreign Judgment should be recognised and enforced by the courts of Ireland save that to enforce such a Foreign Judgment in Ireland it would be necessary to obtain an order of the Irish courts. Such order should be granted on proper proof of the Foreign Judgment without any re-trial or examination of the merits of the case subject to the following qualifications:
(i)	that the foreign court had jurisdiction, according to the laws of Ireland;

(ii)	that the Foreign Judgment was not obtained by fraud;

(iii)	that the Foreign Judgment is not contrary to public policy or natural justice as understood in Irish law;

(iv)	that the Foreign Judgment is final and conclusive;

(v)	that the Foreign Judgment is for a definite sum of money; and

(vi)	that the procedural rules of the court giving the Foreign Judgment have been observed; and
1.4.4.	any such order of the Irish courts may be expressed in a currency other than euro in respect of the amount due and payable by the Company but such order may be issued out of the Central Office of the Irish High Court expressed in euro by reference to the official rate of exchange prevailing on the date of issue of such order. However, in the event of a winding up of the Company, amounts claimed by against the Company in a currency other than the euro (the Foreign Currency) would, to the extent properly payable in the winding up, be paid if not in the Foreign Currency in the euro equivalent of the amount due in the Foreign Currency converted at the rate of exchange pertaining on the date of the commencement of such winding up.
2.	For the purpose of giving this opinion we have assumed:
2.1.	the authenticity of all documents submitted to us as originals and the completeness and conformity to the originals of all copies of documents of any kind furnished to us;

2.2.	that the copies produced to us of minutes of meetings and/or of resolutions are true copies and correctly record the proceedings of such meetings and/or the subject-

matter which they purport to record and that any meetings referred to in such copies were duly convened and held and that all resolutions set out in such minutes were duly passed and are in full force and effect;

2.3.	the genuineness of the signatures and seals on all original and copy documents which we have examined;

2.4.	that the memorandum and articles of association of the Company attached to the Certificate are correct and up to date;

2.5.	the accuracy and completeness as to factual matters of the representations and warranties of the Company contained in the Agreements and in the Certificate and the accuracy of all certificates provided to us by the Company;

2.6.	that there are no agreements or arrangements in existence which in any way amend or vary the terms of the Transaction as disclosed by the Indenture;

2.7.	without having made any investigation, that the terms of the Agreements are lawful and fully enforceable under the laws of the State of New York and any other applicable laws other than the laws of Ireland;

2.8.	the accuracy and completeness of all information appearing on public records; and

2.9.	that the Company has entered into the Transaction in good faith, for its legitimate business purposes, for good consideration, and that it derives commercial benefit from the Transaction commensurate with the risks undertaken by it in the Transaction.
3.	The opinions set forth in this opinion letter are given subject to the following qualifications:
3.1.	an order of specific performance or any other equitable remedy is a discretionary remedy and is not available when damages are considered to be an adequate remedy;

3.2.	this opinion is given subject to general provisions of Irish law relating to insolvency, bankruptcy, liquidation, reorganisation, receivership, moratoria, court scheme of arrangement, administration and examination, and the fraudulent preference of creditors and other Irish law generally affecting the rights of creditors;

3.3.	this opinion is subject to the general laws relating to the limitation of actions in Ireland;

3.4.	a determination, description, calculation, opinion or certificate of any person as to any matter provided for in the Agreements might be held by the Irish courts not to be final, conclusive or binding if it could be shown to have an unreasonable, incorrect, or arbitrary basis or not to have been made in good faith;

3.5.	additional interest imposed by any clause of any of the Agreements might be held to constitute a penalty and the provisions of that clause imposing additional interest would thus be held to be void. The fact that such provisions are held to be void would not in itself prejudice the legality and enforceability of any other provisions of the relevant Agreement but could restrict the amount recoverable by way of interest under such Agreement;

3.6.	claims may be or become subject to defences of set-off or counter-claim;

3.7.	an Irish court has power to stay an action where it is shown that there is some other forum having competent jurisdiction which is more appropriate for the trial of the action, in which the case can be tried more suitably for the interests of all the parties and the ends of justice, and where staying the action is not inconsistent with Council Regulation 2001/44/EC on Jurisdiction and the Enforcement of Judgments;

3.8.	the enforceability of severance clauses is at the discretion of the court and may not be enforceable in all circumstances;

3.9.	a waiver of all defences to any proceedings may not be enforceable;

3.10.	provisions in any of the Agreements providing for indemnification resulting from loss suffered on conversion of the amount of a claim made in a foreign currency into euro in a liquidation may not be enforceable;

3.11.	an Irish court may refuse to give effect to undertakings contained in any of the Agreements that the Company will pay legal expenses and costs in respect of any action before the Irish courts; and

3.12.	we express no opinion on any taxation matters or on the contractual terms of the relevant documents other than by reference to the legal character thereof.
This opinion is addressed only to the Addressee and may be relied upon only by the Addressee for its sole benefit in connection with the Transaction and may not be relied on by any assignees of any such persons or any other person.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement filed or to be filed with the U.S. Securities and Exchange Commission by the Issuer on or about the date hereof and any reference to us under the heading “Legal Matters” in the prospectus forming part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, as amended.
Yours faithfully,
/s/ A&L Goodbody

Schedule
1.	The Indentures incorporating the guarantees given by, inter alia, the Company guaranteeing certain payments by the Issuer pursuant to the Indentures;

2.	Each Note incorporating the form of notation of guarantee executed by the Company (the Notation of Guarantee);and

(together the Agreements)

3.	a corporate certificate of the Company dated 11 February 2011 (the Certificate) attaching:
3.1.	copies of the certificate of incorporation, the certificate of incorporation on change of name and memorandum and articles of association of the Company;

3.2.	a copy of the minutes of a meeting of the board of directors of the Company held on 8 December 2010;

3.3.	a copy of the power of attorney of the Company dated 8 December 2010;

3.4.	a copy of the statutory declaration of a majority of the directors of the Company passed pursuant to section 60 of the Irish Companies Act, 1963 (Section 60) dated and sworn on 8 December 2010 (the Statutory Declaration); and

3.5.	a copy of the shareholders resolution of the Company passed in accordance with Section 60 and dated 8 December 2010 (the Shareholder Resolution).